Exhibit 99.1

Northern Dynasty: Pebble Partnership plans summer program at southwest Alaska’s Pebble Project
ESG programs and regulatory compliance highlight Pebble’s site investment in 2021

June 15, 2021 Vancouver – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE American: NAK) ("Northern Dynasty" or the "Company") reports that its 100%-owned US-based subsidiary Pebble Limited Partnership (“Pebble Partnership”) is preparing crews and equipment to undertake a 2021 field program at the Pebble Project site in southwest Alaska this summer, with a focus on environmental management, sustainability and regulatory compliance.

The Pebble Partnership’s site office in Iliamna, Alaska will be the base of operations for a six-week, helicopter-supported program to begin in July 2021, with additional field visits to occur throughout the year as required. The principal focus of the 2021 field program will be:

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continuation of select environmental baseline studies;

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site care and maintenance, including demobilization of facilities and equipment no longer required;

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inspection, containment and permanent closure of select drill holes and monitoring wells to maintain compliance with State of Alaska regulations and permitting requirements;

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support and data collection for ongoing engineering studies; and,

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support for third-party site visits and annual inspection by State of Alaska regulatory officials.

“While our appeal of the November 2020 federal Record of Decision for Alaska’s Pebble Project progresses, there is important work to be done to maintain and enhance our key asset, the Pebble deposit and surrounding mineral claims,” said Ron Thiessen, Northern Dynasty President & CEO. “We are very proud of the continuity and quality of our environmental management, social engagement and regulatory compliance at the Pebble Project site, and fully intend to maintain that performance this year and into the future.”

Thiessen said Northern Dynasty continues to believe in the rarity and unique value of the Pebble deposit, noting it is the world’s most significant undeveloped copper resource, located on US soil, at a time when the world is facing unprecedented shortfalls of critical metals related to the transition to a low-carbon future, including copper.

“The work we are funding this summer is really an extension of our fundamental belief in the Pebble Project,” he said. “That it can be developed safely and responsibly, that it can co-exist with the Bristol Bay fishery and that it can make an important contribution to America’s minerals independence and climate change goals.”

The Pebble Partnership’s 2021 field program is not only related to environmental studies, care and maintenance and permit compliance, however, although those are critical elements. The Company is also investing in engineering, metallurgical and other technical studies – including evaluating emerging technologies and new development scenarios – to inform both internal and external understandings of how the project can be developed safely and profitably in future.

While site activities planned this summer are relatively modest, the Pebble Partnership continues to prioritize local contracting and local employment. The 2021 field program will be staged out of facilities owned by Alaska Native village corporations in Iliamna, Alaska, and employ local residents and Alaska Native corporation shareholders.

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset, owned through its wholly owned Alaska-based U.S. subsidiary, Pebble Limited Partnership, is a 100% interest in a contiguous block of 2,402 mineral claims in southwest Alaska, including the Pebble deposit, located 200 miles from Anchorage and 125 miles from Bristol Bay. The Pebble Partnership is the proponent of the Pebble Project, an initiative to develop one of the world's most important mineral resources.

For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynastyminerals.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and U.S. public filings at www.sec.gov.

Ronald W. Thiessen
President& CEO

U.S. Media Contact:
Dan Gagnier, Gagnier Communications
(646) 569-5897

Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed "forward-looking statements" under applicable law. All statements in this release, other than statements of historical facts, which address permitting, development and production for the Pebble Project are forward-looking statements. These statements include statements regarding (i) the mine plan for the Pebble Project, (ii) the social integration of the Pebble Project into the Bristol Bay region and benefits for Alaska, (iii) the political and public support for the permitting process, (iv) the ability to successfully appeal the negative Record of Decision and secure the issuance of a positive Record of Decision by the U.S. Army Corps of Engineers and the ability of the Pebble Project to secure state permits, (v) the right-sizing and de-risking of the Pebble Project, (vi) the design and operating parameters for the Pebble Project mine plan, (vii) exploration potential of the Pebble Project, (viii) future demand for copper and gold, (ix) the potential partnering of the Pebble Project, and (x) the ability and timetable of NDM to develop the Pebble Project and become a leading copper, gold and molybdenum producer. Although NDM believes the expectations expressed in these forward-looking statements are based on reasonable assumptions, such statements should not be in any way be construed as guarantees that the Pebble Project will secure all required government permits, establish the commercial feasibility of the Pebble Project or develop the Pebble Project. Assumptions used by NDM to develop forward-looking statements include the assumptions that (i) the Pebble Project will obtain all required environmental and other permits and all land use and other licenses without undue delay, (ii) studies for the development of the Pebble Project will be positive, (iii) NDM’s estimates of mineral resources will not change, (iv) NDM will be able to establish the commercial feasibility of the Pebble Project, and (v) NDM will be able to secure the financing required to develop the Pebble Project. The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including (i) obtaining necessary mining and construction permits, licenses and approvals without undue delay, including without delay due to third party opposition or changes in government policies, (ii) finalization of the mine plan for the Pebble Project, (iii) the completion of feasibility studies demonstrating that any Pebble Project mineral resources that can be economically mined, (iv) completion of all necessary engineering for mining and processing facilities, (v) the inability of NDM to secure a partner for the development of the Pebble Project, and (vi) receipt by NDM of significant additional financing to fund these objectives as well as funding mine construction, which financing may not be available to NDM on acceptable terms or on any terms at all. NDM is also subject to the specific risks inherent in the mining business as well as general economic and business conditions, such as the current uncertainties with regard to COVID-19.

The National Environment Policy Act Environmental Impact Statement process requires a comprehensive “alternatives assessment” be undertaken to consider a broad range of development alternatives, the final project design and operating parameters for the Pebble Project and associated infrastructure may vary significantly from that currently contemplated. As a result, the Company will continue to consider various development options and no final project design has been selected at this time.

For more information on the Company, Investors should review the Company's filings with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.